UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Information

Attached hereto as Exhibit 99.1 are the unaudited condensed consolidated financial statements of Cuprina Holdings (Cayman) Limited (“Cuprina” or the “Company”) as of June 30, 2025 and for the six months ended June 30, 2025 and 2024; and attached hereto as Exhibit 99.2 is the management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2025 of the Company.

A copy of the press release entitled “Cuprina Holdings (Cayman) Limited Announces Financial Results for the Six Months Ended June 30, 2025,” issued by the Company on December 9, 2025, is furnished herewith as Exhibit 99.3 and incorporated herein by reference.

Exhibits

Exhibit No	Description

99.1	Cuprina’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.
99.2	Cuprina’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025.
99.3	Press Release – Cuprina Holdings (Cayman) Limited Announces Financial Results for the Six Months Ended June 30, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: December 9, 2025